Exhibit 99.1

New Study Finds Medigus' MUSE™ To Be A Safe Minimally-Invasive Alternative For The Long-Term Treatment Of GERD

Study results being presented during Digestive Disease Week® (DDW) 2016

OMER, Israel, May 24, 2016 (GLOBE NEWSWIRE) -- Medigus Ltd. (MDGS) (MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced new study results showing that the MUSE™ system is a safe and promising minimally invasive alternative to current surgical fundoplication. The poster presentation (Tu1237), Ultrasonic Assisted Endoscopic Full Thickness Fundoplasty, Single Center Experience in the First 14 U.S. Patients, will be presented by Dr. Ali Lankarani, Board member of the Advanced Therapeutic Endoscopy Center (ATEC) at the Borland-Groover Clinic, Jacksonville, FL, during Digestive Disease Week® (DDW), in San Diego, California on Tuesday, May 24th, 2016 from noon to 1:00 pm PDT in Hall C.

During his presentation, Dr. Lankarani will share his experience performing Endoscopic Full Thickness Fundoplasty (EFTF) with MUSE and discuss its benefits to patients who suffer from gastroesophageal reflux disease (GERD), commonly referred to as acid reflux. The study concludes that Ultrasound Assisted EFTF is a safe and promising alternative to surgical fundoplication for treatment of patients who are intolerant of medical treatment, specifically those who are unwilling or unable to take proton pump inhibitors (PPIs; acid-reducing medications), or are refractory to PPI therapy.

“I believe MUSE to be a revolutionary new treatment option for patients with persistent GERD and an innovative technology that benefits both physicians and patients,” said Dr. Lankarani. “The device merges the latest advancements in microvisual, ultrasonic and surgical stapling to enable a single physician to deliver a long-term solution for GERD more easily than invasive surgical procedures.”

MUSE is a single-use flexible transoral stapler equipped with an ultrasonic sight and range finder and the world’s smallest CCD camera. It is used for the incisionless creation of anterior partial fundoplasty. Full thickness endoscopic plication is achieved by placement of titanium surgical staples between the gastric fundus (upper part of the stomach) and esophagus.

All of the patients participating in this study had a diagnostic esophagogastroduodenoscopy (EGD) with ambulatory pH monitoring to quantify the amount of acid exposure and completed the GERD quality of life questionnaires (HRQL) prior to the procedure with MUSE. All of the procedures were done under an Institutional Review Board approved protocol. Patients with hiatal hernia >3 cm, irreducible hernia of any size or grade IV esophagitis and patients unresponsive to PPI therapy were excluded.

Every study participant will be followed up to three years post procedure to monitor for any procedure-related adverse events and to assess procedure durability. Three of the 14 patients had reached their 6 month mark and all three had a >50% improvement in GERD-HRQL scores and a significant reduction in time (average percent total and upright) pH<4 as well as a reduction in total number of reflux episodes. No serious adverse events were reported.

MUSE Poster Presentation – Tuesday, May 24, from 12:00 – 1:00 pm PDT
Ultrasonic Assisted Endoscopic Full Thickness Fundoplasty, Single Center Experience in the First 14 U.S. Patients, during the Esophagus Endoscopy: Gastroesophageal Reflux Poster Session #Tu1237
Ali Lankarani, MD1, Anand Patel, MD1, John Petersen, DO1, Scott Cooper MD1, Jose Nieto, DO1
1 Borland Groover Clinic, Advanced Therapeutic Endoscopy Center, Jacksonville, FL, USA

Dr. Lankarani will be available following his poster presentation to answer any additional inquiries.

DDW attendees can visit the Medigus booth (#1019) to learn more about the MUSE system, or visit www.medigus.com.

About The MUSE™ System
The MUSE™ system is a leading technology in Transoral Fundoplication (TF) procedures. The system allows a single physician or surgeon to perform anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. The intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler includes a handle with controls, an 80cm flexible shaft, a 5 cm rigid section holding a cartridge with 5 standard 4.8 mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked, and has also has obtained the necessary licenses to market the product in Canada and Israel. For more information, visit www.RefluxHelp.com.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

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Contact:

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS CONTACT (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1762
dcarey@lazarpartners.com

INVESTOR RELATIONS CONTACT (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
 Noam@Smartteam.co.il